Sun Jin Moon
                                                      Vice President and Counsel
                                                                    212.314.2120
                                                               Fax: 212.314.3953


                                 August 14, 2008


Sonny Oh, Esq.
Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, NE
Mail Stop 4644
Washington, DC  20549

         RE:      AXA Equitable Life Insurance Company
                  Separate Account FP
                  Incentive Life Optimizer Post-Effective Amendment No. 14 File No. 333-103199 (the "Amendment")

Dear Mr. Oh:

         On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to the staff's comments on the above-referenced Amendment. We set forth below each of those specific comments and then provide our response. The page numbers refer to the courtesy copy that we provided to the staff.

GENERAL

COMMENT 1.

         Please explain to the staff whether the amendment represents an "enhanced" version of the policy or amends the current disclosure. Please note that if the former, appropriate representations as to the use of multiple prospectuses within a single registrations statement should be provided. If the latter, additional disclosure should be added to make it clear when current and amended disclosure apply, e.g., retroactively or prospectively.

RESPONSE 1.

         The prospectus included in the Amendment covers an enhanced version of the Company's Incentive Life `06 variable life policy. As approvals are obtained and the enhanced

Sonny Oh, Esq.
August 14, 2008
Page 2


version is implemented in states, the existing version will no longer be sold. In addition, due to the 2001 CSO table implementation requirements, the existing version cannot be sold after December 31, 2008. The existing prospectus for the original version of the contract will remain in place after the Amendment becomes effective. In addition, the current version of the prospectus will be used for in-force Incentive Life `06 contract owners. Under these circumstances, we believe maintaining in the registration statement two versions of the prospectus, one for the enhanced version and one for the current version is consistent with the November 1995 industry comment letter. The modifications in the new prospectus do not reflect modifications to the existing Incentive Life '06 policy, and therefore we do not believe any changes to the existing prospectus are appropriate.


COMMENT 2.

         Please disclose to the staff whether there are any types of guarantees (e.g., as to any of the company's guarantees under the contract or will the company be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (e.g., pertaining to capitalization of the company) with third parties.

RESPONSE 2.

         There are no guarantees or support agreements with third parties to support any of the Company's guarantees relating to the policies in particular but there is general mortality reinsurance with respect to the Company's business generally. The company remains primarily responsible for paying out on any guarantees associated with the contract, regardless of such reinsurance.


PROSPECTUS


COMMENT 4C.

         Under Investment Options on page 3 and/or "Your right to cancel within a certain number of days" on page 37, please clarify what amount is returned if the right to return is exercised in states that require a return of premium and those states that do not require a return of premium, including whether premiums are held in the EQ/Money Market investment option during the free look period.

         RESPONSE 4C.

Sonny Oh, Esq.
August 14, 2008
Page 3


         In our view, the two sections specifically state the procedures for allocations to the EQ/Money Market investment option and payments to contract owners that exercise their free-look privilege. In response to your comment, we will add a cross-reference, as we describe below.

         The "Investment options" section on page 3 describes the automatic EQ/Money Market investment option allocation for certain states, which applies to all contracts in those states, whether or not the free-look is exercised. In particular, the section states that if the state requires return of premium, we will initially put all amounts allocated to the variable investment options into the EQ/Money Market investment option. The prospectus specifically states the date on which the amounts will be transferred from the EQ/Money Market investment option to the selected investment options - the first business day following the 20 days after the policy is issued. The "Your right to cancel" section on page 37 provides specific information relating to payment on cancellation. We note that in most states we will refund the premiums that were paid, less any outstanding loan and accrued loan interest. That statement reflects the return amount, and later in the section we note that contract owners have surrender rights as well, which may yield results different than policy cancellation. We also note that in other states we will refund the policy account value calculated as of the date the policy was returned, plus any charges that were deducted from premiums that were paid and from the policy account value, less any outstanding loan and accrued loan interest. That policy account value will, of course, depend on the investment options selected from investment start date to cancellation date.

          In light of the staff's comment, we will add the following disclosure to the end of the second paragraph of the "Investment option within your policy" section:", and there is no automatic initial allocation to the EQ/Money Market investment option. "


COMMENT 5.  RISK/BENEFIT SUMMARY; CHARGES AND EXPENSES YOU WILL PAY (PAGE 7)

5A.    TRANSACTION FEES

COMMENT 5A(I).

         Please revise the narrative preceding the transaction fees table as required by General Instruction 1(b) to Item 3.

         Moreover, for any charges in the fee table that depend on a policy owner's characteristics, a footnote to the table, not the narrative preceding the table, should disclose (i) that the cost of insurance or other charge varies based on individual characteristics; (ii) that the cost of insurance charge or other charge shown in the table may not be representative of the charge that a particular policy owner will pay; and (iii) how the policy owner may obtain more

Sonny Oh, Esq.
August 14, 2008
Page 4


information about the particular charge that would apply to him or her. See General Instruction 3(b) to Item 3.

RESPONSE 5A(I).

         We have revised the narrative preceding the transaction fees table and the footnote disclosure.

COMMENT 5A(II).

         For the Premium charge, please include the "one-time charge of $250" referenced in footnote 1 in the table.

RESPONSE 5A(II).

         We have revised the fee table to more clearly distinguish optional rider charges and have added the $250 charge to the table.

COMMENT 5A(III).

         Charges for adding and exercising the option of a "living benefits" rider are charges associated with the election of a rider and should therefore be provided in the Optional rider charges table beginning on page 8. Revisions to section "More information about certain policy charges" on page 38 should be applied accordingly.

RESPONSE 5A(III).

         We have revised the fee table to more clearly distinguish optional rider charges and have added the "living benefits" rider charges to the table.

COMMENT 5B.       PERIODIC CHARGES

         Please note discussion of charge for the Cash Value Plus rider on page 41 under "More information about certain policy charges." Please add the charge to the Optional rider charges table beginning on page 8.

RESPONSE 5B.

         We have revised the fee table to more clearly distinguish optional rider charges and have added the Cash Value Plus rider charge to the table.


COMMENT 9.

Sonny Oh, Esq.
August 14, 2008
Page 5


         Please confirm that the illustrations provided in Appendix I comply with all disclosure requirements of Item 25.

RESPONSE 9.

         We confirm that the illustrations comply with all disclosure requirements of Item 25.

COMMENT 10.

         A Part C to the registration statement was not filed. Please confirm that a Part C will be filed in the subsequent post-effective amendment and will include all pertinent exhibits including exhibits for the newly added Cash Value Plus and Option to Purchase Additional Insurance riders as well as a legal, actuarial, and relevant samples of calculations as required, respectively, by Items 26(k), (1), and (m), and Item 33.

RESPONSE 10.

         We confirm that a Part C will be filed and that all pertinent exhibits will be included including any rider exhibits that need to be filed.


                                    * * * * *

         The amendment filing will be accompanied by the requested Tandy representations.

         Please contact me if you have any questions on the Company's responses to the staff's comments. We appreciate your assistance with this Amendment.

                                   Sincerely,



                                   Sun Jin Moon



cc: Christopher Palmer, Esq.

2.  Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------


TABLES OF POLICY CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the policy.


The first table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy, reduce the face amount or transfer policy account value among investment options. All charges are shown on a guaranteed maximum basis. The current charges may be lower than the guaranteed maximum for certain charges.

For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions (except for the loan interest spread, where we use current rates in all cases).



------------------------------------------------------------------------------------------------------------------------------------
                                                          Transaction Fees
------------------------------------------------------------------------------------------------------------------------------------
 Charge(1)                       When charge is deducted                 Maximum amount that may be deducted
------------------------------------------------------------------------------------------------------------------------------------
Premium charge                  From each premium                       6% of each premium(2)
------------------------------------------------------------------------------------------------------------------------------------
Surrender (turning in) of       Upon surrender                          Initial surrender charge per $1,000 of initial base policy
your policy during its first                                            face amount or per $1,000 of requested base policy face
10 years or the first 10                                                amount increase:(3)
years after you have
requested an increase in                                                Highest: $46.10
your policy's face amount(4)                                            Lowest: $8.90
                                                                        Representative: $16.87(5)
------------------------------------------------------------------------------------------------------------------------------------
Request a decrease in your      Effective date of the decrease          A pro rata portion of the charge that would apply to a full
policy's face amount                                                    surrender at the time of the decrease.
------------------------------------------------------------------------------------------------------------------------------------
Transfers among                 Upon transfer                           $25 per transfer.(6)
investment options
------------------------------------------------------------------------------------------------------------------------------------


This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.


------------------------------------------------------------------------------------------------------------------------------------
                             Periodic charges other than underlying trust portfolio operating expenses
------------------------------------------------------------------------------------------------------------------------------------
 Charge(1)                    When charge is deducted    Maximum amount that may be deducted
------------------------------------------------------------------------------------------------------------------------------------
Administrative charge(7)     Monthly                    (1)   Policy Year    Amount deducted
                                                              -----------    ---------------
                                                              1              $15(8)
                                                              2+             $10(8)
                                                                                          plus
                                                        (2)   Charge per $1,000 of the initial base policy face amount and any requested base policy face amount increase that exceeds the highest previous face amount:
                                                              Policy Years 1-10 (and any 10 year period following a face amount increase):
                                                              Highest: $0.30
                                                              Lowest: $0.06
                                                              Representative: $0.07(5)
------------------------------------------------------------------------------------------------------------------------------------
Cost of insurance            Monthly                    Charge per $1,000 of the amount for which we are at risk:(10)
charge(7)(9)
                                                        Highest: $83.34
                                                        Lowest: $0.02
                                                        Representative: $0.09(11)
------------------------------------------------------------------------------------------------------------------------------------
Mortality and expense risk   Monthly                                         Annual % of your value
charge                                                  Policy Year          in our variable investment options
                                                        -----------          ----------------------------------
                                                        1-10                 1.00%
                                                        11+                  0.50%
------------------------------------------------------------------------------------------------------------------------------------


                       Risk/benefit summary: Charges and expenses you will pay 7

------------------------------------------------------------------------------------------------------------------------------------
                             Periodic charges other than underlying trust portfolio operating expenses
------------------------------------------------------------------------------------------------------------------------------------
 Charge(1)                      When charge is deducted                Maximum amount that may be deducted
------------------------------------------------------------------------------------------------------------------------------------
Loan interest spread(12)        On each policy anniversary             1% of loan amount.
                                (or on loan termination, if
                                earlier)
------------------------------------------------------------------------------------------------------------------------------------
 Optional rider charges(1)      When charge is deducted                Maximum amount that may be deducted
------------------------------------------------------------------------------------------------------------------------------------
Children's term insurance       Monthly (while the rider is            Charge per $1,000 of rider benefit amount:
                                in effect)                             $0.50
------------------------------------------------------------------------------------------------------------------------------------
Disability deduction            Monthly (while the rider is            Percentage of all other monthly charges:
waiver                          in effect)                             Highest: 132%
                                                                       Lowest: 7%
                                                                       Representative: 12%(11)
------------------------------------------------------------------------------------------------------------------------------------
Disability premium waiver       Monthly (while the rider is            Charge for disability premium waiver per $1,000 of benefit
                                in effect)                             for which such rider is purchased:(13)

                                                                          Initial base policy face amount:(14)
                                                                          Highest: $0.60
                                                                          Lowest: $0.02
                                                                          Representative: $0.07(11)

                                                                          Children's term insurance:
                                                                          Highest: $0.03
                                                                          Lowest: $0.01
                                                                          Representative: $0.01(11)

                                                                          Long Term Care Services(SM) Rider:
                                                                          Highest: $0.02
                                                                          Lowest: $0.0009
                                                                          Representative: $0.003(11)

                                                                          Option to purchase additional insurance:
                                                                          Highest: $0.07
                                                                          Lowest: $0.02
                                                                          Representative: $0.03(11)
------------------------------------------------------------------------------------------------------------------------------------
Long Term Care Services(SM)     Monthly (while the rider is            Charge per $1,000 of the amount for which we are at risk:(15)
Rider                           in effect)
                                                                       Highest: $1.18
                                                                       Lowest: $0.08
                                                                       Representative: $0.22(16)
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase              Monthly (while the rider is            Charge per $1,000 of rider benefit amount:
additional insurance            in effect)
                                                                       Highest: $0.17
                                                                       Lowest:  $0.04
                                                                       Representative: $0.16(16)
------------------------------------------------------------------------------------------------------------------------------------
Cash Value Plus Rider           Upon payment of initial                One-time charge of $250
                                premium
------------------------------------------------------------------------------------------------------------------------------------
Adding a living benefits        At the time of the transaction         $100 (if elected after policy issue)
rider
------------------------------------------------------------------------------------------------------------------------------------
Exercise of option to           At the time of the transaction         $250
receive a "living benefit"
------------------------------------------------------------------------------------------------------------------------------------



(1) Since the charges may vary based on individual characteristics of the insured, these charges may not be representative of the charge that you will pay. In par ticular, the initial amount of surrender charge depends on each policy's specific characteristics. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics. See "Deducting policy charges" under "More information about certain policy charges."

(2) Currently, we reduce this charge to 4% after an amount equal to two "target premiums" has been paid. The "target premium" is actuarially determined for each policy, based on that policy's characteristics, as well as the policy's face amount. A similar charge applies to premiums attributed to requested face amount increases that are above your highest previous face amount. If your policy includes the Cash Value Plus Rider, a portion of the premium charge will be refunded upon surrender within the first three policy years. There is also a one-time charge of $250 deducted from your initial premium after deduction of the premium charge (see "Cash Value Plus Rider" in "More information about policy features and benefits" later in this prospectus).


8 Risk/benefit summary: Charges and expenses you will pay

(3) If your policy includes the Cash Value Plus Rider, the surrender charges are reduced (see "Cash Value Plus Rider" in "More information about policy features and benefits" later in this prospectus).

(4) The surrender charge attributable to an increase in your policy's face amount is in addition to any remaining surrender charge attributable to the policy's initial face amount.

(5) This representative amount is the rate we guarantee for a representative insured male age 35 at issue or at the time of a requested face amount increase, in the preferred non-tobacco user risk class.

(6) No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursu ant to our automatic transfer service or asset rebalancing service as discussed later in this prospectus.

(7)  Not applicable after the insured person reaches age 100.

(8) Not applicable if the minimum face amount stated in your policy is $10,000. Please see "Your policy's face amount" under "About your life insurance benefit" in "Risk/benefit summary: Policy features, benefits and risks" earlier in this prospectus.

(9) Insured persons who present particular health, occupational or vocational risks may be charged other additional charges as specified in their policies.

(10) Our amount "at risk" is the difference between the amount of death benefit and the policy account value as of the deduction date.

(11) This representative amount is the rate we guarantee in the first policy year for a representative insured male age 35 at issue in the preferred non-tobacco user risk class.

(12) We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit.

(13) Amount charged equals the sum of disability premium waiver rider charges corresponding to the base policy, any children's term insurance, option to purchase additional insurance and/or any Long Term Care Services(SM) Rider that you have added to your policy and to any base policy face amount increases.

(14) The monthly charges corresponding to the base policy will be adjusted proportionately to any face amount reduction made at your request or resulting from a partial withdrawal under death benefit Option A.

(15) Our amount "at risk" for this rider is the long-term care specified amount minus your policy account value, but not less than zero.

(16) This representative amount is the rate we guarantee for a representative insured male age 35 at issue in the preferred non-tobacco user risk class.